

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Tom Fitzgerald
Chief Financial Officer
Planet Fitness, Inc.
4 Liberty Lane West
Hampton, NH 03842

> **Re: Planet Fitness, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **File No. 001-37534**

Dear Mr. Fitzgerald:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP financial measures, page 31

1. We note the following in regards to your presentation and reconciliation of your Non-GAAP measures Adjusted EBITDA and Adjusted net income:

    • Your reconciliation excludes "Pre-opening costs" which appears to be a normal, recurring cash operating expense. Please tell us your consideration of Question 100.01 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, or revise accordingly.

    • Please tell us how you concluded that excluding "Loss(gain) on adjustment of allowance for credit losses on held-to-maturity investments" does not represent a tailored accounting principle or the exclusion of a normal, recurring operating expense, or revise accordingly.  Refer to Questions 100.01 and 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Comparison of the three months ended June 30, 2022 and three months ended June 30, 2021, page 38

2.    Where you attribute material fluctuations in your results of operations to multiple factors, please quantify, to the extent practicable, each factor cited so that investors may understand the magnitude and relative impact of each factor and also describe the reasons underlying the causes.  For example, you attribute the increase in store operations expense to the acquisition of 114 stores in the Sunshine Acquisition, from new stores opened since April 1, 2021 and stores that were not open for all of the prior year period due to COVID. We identified similar disclosure in your Form 10-K for the fiscal year ended December 31, 2021, lacking quantification, in areas such as selling, general and administrative expense on page 59.  Please consider expanding your disclosure, to the extent practicable in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services